Filed by Epoch Biosciences, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed

pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Epoch Biosciences, Inc.

Commission File No: 000-22170

November 24, 2004

To the holders of options to purchase

common stock of Epoch Biosciences, Inc.

On September 7, 2004, Epoch Biosciences, Inc. (“Epoch”) entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Nanogen, Inc. (“Nanogen”), pursuant to which a Nanogen subsidiary will merge with Epoch (the “Merger”) and Epoch will become a wholly-owned subsidiary of Nanogen. It is anticipated that the Merger will be consummated on or about December 9, 2004.

In the Merger, each share of Epoch common stock will be converted into a fraction of a share of Nanogen common stock based on the Exchange Ratio, calculated as described below. As discussed below, your options will be assumed by Nanogen in the Merger and the Exchange Ratio will be applied to your assumed Epoch options to determine the number of shares of Nanogen stock subject to each assumed option and the exercise price thereof. The Exchange Ratio will be not less than 0.4673 and not more than 0.6329, and will be calculated as follows:

•	If the average of the closing prices per share of Nanogen common stock as reported on the Nasdaq National Market for the twenty consecutive trading days ending on and including the third trading day preceding the closing of the Merger (the “Nanogen Issue Price”) is less than or equal to $3.16, then the Exchange Ratio will equal 0.6329;

•	If the Nanogen Issue Price is greater than $3.16, but less than $4.28, then the Exchange Ratio will be calculated by dividing $2.00 by the Nanogen Issue Price (calculated to the nearest one ten-thousandth share of Nanogen); or

•	If the Nanogen Issue Price is equal to or greater than $4.28, then the Exchange Ratio will equal 0.4673.

The following is a summary, in question and answer format, of the impact the Merger will have upon your outstanding Epoch stock options.

Q1. What will happen to my Epoch stock options upon the consummation of the Merger?

Upon consummation of the Merger, Nanogen will assume all options to purchase Epoch common stock which are outstanding under the following Epoch stock plans:

- Epoch’s Incentive Stock Option Plan, Nonqualified Stock Option and Restricted Stock Purchase Plan – 1991 (the “1991 Plan”),

21720 23rd Drive S.E. Suite 150 Bothell, Washington 98021 425.482.5555 tel 425.482.5550 fax www.epochbio.com

- Epoch’s Incentive Stock Option, Nonqualified Stock Option and Restricted Stock Purchase Plan – 1993 (the “1993 Plan”), and

- Epoch’s 2003 Stock Incentive Plan (the “2003 Plan”).

The assumption will be effected by converting each Epoch stock option outstanding at the closing of the Merger into an option to purchase shares of Nanogen common stock. The actual number of shares of Nanogen common stock purchasable under each assumed Epoch stock option will be determined by multiplying the number of shares of Epoch stock subject to that option immediately prior to the Merger by the Exchange Ratio and rounding down to the next whole share. The exercise price per share of Nanogen common stock subject to each assumed Epoch option will be equal to the exercise price per share of Epoch common stock in effect for that option immediately prior to the Merger divided by the Exchange Ratio, rounded up to the nearest whole cent.

Example: Assume that you hold an option to purchase 1,000 shares of Epoch common stock at an exercise price of $1.50 per share immediately prior to the Merger. Further assume that the Exchange Ratio equals 0.5000 of a share of Nanogen common stock for each share of Epoch common stock. Upon the assumption of that option by Nanogen in connection with the Merger, your option will be converted into the right to purchase 500 shares of Nanogen Common Stock at an adjusted exercise price per share of $3.00.

In general, all of the other terms in effect for your Epoch stock options immediately prior to the Merger will remain in effect following the assumption of the options by Nanogen. After the closing of the Merger you will receive a stock option assumption agreement from Nanogen reflecting the assumption of each of your Epoch options. The stock option assumption agreement reflecting the assumption of your outstanding Epoch options by Nanogen will set forth the Exchange Ratio used to convert each Epoch option into an option to purchase shares of Nanogen common stock.

Q2. Will the Merger affect the vesting schedule under my assumed Epoch stock options?

If you are an Epoch employee or provide services to Epoch as a consultant, the vesting schedules in effect for your Epoch stock options will not accelerate upon the Merger. Accordingly, each of your assumed Epoch stock options will continue to vest and become exercisable in accordance with the same installment vesting schedule in effect for that option immediately prior to the Merger. However, the number of shares of Nanogen common stock that will be subject to each such installment will be adjusted to reflect the Exchange Ratio.

If you hold any outstanding options under the 2003 Plan at the time of the Merger, those particular options will, upon assumption by Nanogen, retain their existing vesting acceleration provisions pursuant to which those options will vest and become exercisable for all the options on an accelerated basis should your employment be terminated under certain designated circumstances within 12 months following the Merger.

Q3. Will the Merger effect the period of time I have to exercise my assumed Epoch stock options if my employment is terminated?

The period in which you can exercise your vested Epoch options after your employment or service terminates, whether for disability, death, cause or otherwise, is specified in the stock option agreement for each of your options, and that period will generally remain in effect following the assumption of those options by Nanogen. However, as described in the September 7, 2004 Memorandum sent to you, in the event your employment is terminated by Nanogen without cause within six months following the consummation of the Merger, each of your assumed Epoch options will remain exercisable, to the extent vested at the time of your termination, until the earliest to occur of (i) the expiration of the twelve (12)-month period from your termination date, (ii) the expiration of the option term or (iii) a merger or acquisition of Nanogen in which your option is not assumed or otherwise continued in effect. Under no circumstances will any option be exercisable after the specified expiration date of the option term.

Q4. Can I exercise my Epoch stock option prior to the close of the Merger?

You may elect to exercise any of your Epoch stock options at any time prior to the closing date of the Merger, to the extent those options are vested and exercisable at the time. The exercise price for any shares you elect to purchase under your options must be paid in cash, including the cash proceeds from any same day sale of the purchased shares, or, if permitted under your option agreement, with shares of Epoch common stock with a fair market value equal to the exercise price. Epoch must collect from you all applicable income and employment tax withholding requirements at the time your option is exercised.

Prior to exercising your Epoch stock option you should consult with your own tax advisor to ensure that you understand the tax consequences of the exercise of your Epoch stock options. You may also consult the prospectus for the 1991, 1993 or 2003 Plan, each of which set forth the tax treatment of a stock option exercise.

Q5. Can I exercise my assumed Epoch options immediately following the Merger?

Pursuant to the terms of the Merger Agreement, Nanogen will use commercially reasonable efforts to file with the Securities and Exchange Commission (“SEC”) immediately after consummation of the Merger, and not later than ten business (10) days following the Merger, a registration statement on Form S-8 registering the Nanogen common stock purchasable under the assumed Epoch Options. Only shares purchasable under options held by individuals who enter into an employment or consulting relationship with the acquiring company will be so registered. Consequently, you should be aware of the following considerations in determining whether to delay the exercise of your Epoch options until after they are assumed by Nanogen in the Merger.

If you become an employee of or a consultant to Nanogen following the closing of the Merger, you will not be able to exercise your assumed Epoch stock options until the date the Form S-8 is filed by Nanogen with the SEC, even if your assumed options are vested and would otherwise be exercisable before such time.

Nanogen has informed us that it intends to file a registration statement on Form S-3 covering the issuance of Nanogen shares upon exercise of assumed Epoch stock options held by optionees who do not become affiliated with Nanogen after the closing of the Merger, provided that Nanogen remains eligible to use a Form S-3. Nanogen anticipates filing this Form S-3 shortly after the closing of the Merger. It is not known at this time when this Form S-3 will become effective – it could be a week after filing, or several months, depending on SEC actions. If you wait and exercise your options after effectiveness of this Form S-3 Registration Statement your shares will be registered and freely tradeable.

However, prior to the effectiveness of this Form S-3 registration statement, assumed Epoch stock options held by optionees who do not become affiliated with Nanogen after the closing of the Merge will only be exercisable if an exemption from the registration requirements of the federal securities laws is available for the shares of Nanogen common stock purchasable under those option. Even if such an exemption is available, the purchased Nanogen shares would be restricted securities under the federal securities laws and could not be sold in the public market for at least one year after the exercise date. As a result, you could have a situation where you recognize taxable income upon the exercise of your assumed Epoch options but you would not be able to sell the purchased shares until one year later. You should carefully consider the implications of this in timing the exercise of your options.

Additional Information about the Proposed Merger and Where to Find It

In connection with the merger of Nanogen and Epoch, Nanogen has filed a registration statement on Form S-4, which includes a prospectus of Nanogen and a joint proxy statement for each of the Nanogen and Epoch special stockholder meetings, with the Securities and Exchange Commission on October 26, 2004. Investors and security holders are advised to read the registration statement, prospectus and joint proxy statement because they contain important information about the proposed merger. Investors and security holders may obtain a free copy of the registration statement, prospectus and joint proxy statement and other documents filed by Nanogen and Epoch with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at http://www.sec.gov. Free copies of the registration statement, prospectus and joint proxy statement and other documents filed by Nanogen with the Securities and Exchange Commission may also be obtained from Nanogen by directing a request to Nanogen, Attention: Larry Respess, Secretary, 858-410-4600. Free copies of the joint proxy statement and other documents filed by Epoch with the Securities and Exchange Commission may also be obtained from Epoch by directing a request to Epoch, Attention: Bert Hogue, Chief Financial Officer, 425-482-5555.

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